Exhibit 1.10

chinadotcom Reports Record Revenues of US$48.3 Million;
Revenues Up 123% Year-on-Year and 7% Quarter-on-Quarter

ERP software acquisition completed in late August;
CRM division sees continued growth

US GAAP

•	Total revenue including revenue from acquisitions rose 123% to US$48.3 million from US$21.7 million in Q3 2003.

•	Gross profit increased 138% to US$26.4 million from US$11.1 million in Q3 2003.

•	Gross margin was 55%, increasing from 51% in Q3 2003.

•	Operating loss was US$7.0 million compared to operating income of US$1.3 million in Q3 2003.

•	Net loss of US$6.2 million, compared to net income of US$6.1 million in Q3 2003.

Non-GAAP*

•	Non-GAAP net income excludes certain non-recurring or non-cash expenses including (i) restructuring charge of almost US$3.1 million, (ii) purchase-related adjustments of US$3.5 million from the Pivotal and Ross Systems acquisitions relating to deferred maintenance revenues, stock compensation expenses and amortization of purchased intangibles and (iii) legal and professional expenses of US$1.3 million related to the proposed securities offerings.

•	Non-GAAP net income totaled US$2.4 million compared to US$4.1 million in Q2 2004.

Recent Highlights:

•	The company completed its acquisition of Ross Systems, an Atlanta-based Enterprise Resource Planning (“ERP”) software company on August 26, 2004 and paid a total consideration of US$65.7 million in cash and chinadotcom shares. The company has consolidated revenues of US$6.0 million for September 2004 from Ross Systems.

•	Pivotal, the company’s Customer Relationship Management (“CRM”) software unit continued to contribute positive operating results; total quarterly revenue was US$15.0 million up 15% year-on-year; license revenue was up 26% year-on-year and 32 new customers have been added.

•	Mobile services and applications revenues totaled US$6.8 million for the quarter, a 15% increase from US$5.9 million reported in the same period in 2003 and a 10% decrease from US$7.6 million reported in the previous quarter. The decrease in mobile services and applications revenues is attributable to challenging market conditions in China, increased regulatory policies and a temporary suspension, commencing from mid-August, by China Mobile of Go2joy SMS services. In mid-October, Go2Joy resumed offering its SMS services again after it fulfilled the connection and other requirements of China Mobile.

*All references to Non-GAAP in the results highlights herein should be read in conjunction with the description of Non-GAAP Measures later in this press release and the more detailed financial statements and reconciliation of GAAP to Non-GAAP results included at the end of this press release.

Hong Kong, November 4, 2004 chinadotcom corporation (NASDAQ: CHINA; www.corp.china.com), a leading integrated enterprise software and mobile applications company in China and internationally, today announced its financial results for the third quarter of 2004 under US GAAP.

For the quarter ending September 30, 2004, the company reported revenues of US$48.3 million including from acquisitions, an increase of 123% from US$21.7 million reported in the same period in 2003 and an increase of 7% from US$45.1 million reported in the previous quarter.

Software and consulting services revenue totaled US$38.3 million for the quarter including a one month contribution of US$6.0 million for September 2004 from Ross Systems, representing a 185% increase over the US$13.4 million reported in Q3 2003 and a 10% increase over the US$34.7 million reported in Q2 2004. Mobile services and applications revenues totaled US$6.8 million for the quarter, a 15% increase from the US$5.9 million reported in Q3 2003 and a 10% decrease from US$7.6 million reported in Q2 2004. The decrease in mobile services and applications revenues is attributable to challenging market conditions in China, increased regulatory policies and a temporary suspension of services commencing in mid-August by China Mobile of Go2joy SMS services. In mid-October, Go2Joy resumed offering its SMS services again after it fulfilled the connection and other requirements of China Mobile. Total revenues from advertising and marketing activities were US$3.0 million, representing an increase of 58% from US$1.9 million reported in the same period in 2003 and an 8% sequential increase from US$2.8 million reported in Q2 2004. The increase in advertising and marketing revenue was due to modest increases in portal advertising and seasonal revenue increases from the company’s travel trade magazine and events unit.

Gross profit in Q3 2004 increased by 138% to US$26.4 million from US$11.1 million in Q3 2003 and increased by 1% from US$26.1 million from the previous quarter. Gross margin in Q3 2004 was 55% as compared to 51% in Q3 2003 and 58% in Q2 2004.

On a US GAAP basis, a net loss was recorded in Q3 2004 of US$6.2 million compared to a net income of US$6.1 million in Q3 2003, and a net loss of US$642,000 for Q2 2004. Basic loss per share was 5.8 US cents for the quarter, compared to a basic earnings per share of 6.0 US cents for Q3 2003 and a basic loss per share of 0.6 US cents for Q2 2004.

As of September 30, 2004, the company had nearly 110.7 million common shares outstanding. The increase in shares from Q2 2004 is principally a result of common shares issued pursuant to the Ross transaction.

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Non-GAAP net income for Q3 2004 totaled US$2.4 million, compared to non-GAAP net income of US$6.5 million for Q3 2003, and US$4.1 million for Q2 2004. Non-GAAP earnings per share were 2.3 US cents for the quarter and 3.9 US cents for Q2 2004.

Selected reconciliation of US GAAP results to Non-GAAP results *
(Amounts in thousands of US dollars)

	Quarter Ended	Quarter Ended
	June 30,	September 30,
	2004	2004
	(unaudited)	(unaudited)
GAAP net loss	(642)	(6,152)
Add back revenue impact of deferred maintenance revenue write down related to the acquisition of subsidiaries	946	916
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	2,277	3,451
Add back stock compensation expenses related to the acquisition of subsidiaries	827	518
Settlement of litigation	1,613	—
Add back legal and professional expenses on proposed securities offerings	—	1,344
Add back restructuring charges	—	3,083
Add back deferred tax impact on purchased intangibles related to the acquisition of subsidiaries	(954)	(734)

Non-GAAP net income	4,067	2,426

“We have completed two transformational enterprise software acquisitions in 2004. These acquisitions have added high margin recurrent revenue streams, world-class global CRM and ERP product offerings to our suite of enterprise software products, and seasoned management talent to chinadotcom’s bench strength. Despite expected near term hurdles of integration and merger-related issues, we are optimistic regarding the financial performance in the future as a result of our investments and strategic business planning today,” said Executive Chairman and Acting CEO Raymond Ch’ien.

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Ch’ien continued, “While revenues from mobile services and applications declined, our fundamental belief in the market opportunity for chinadotcom’s mobile value added services remains unchanged. Our focus is the growth of new subscriptions, the development of new products and services, the expansion of market channels, and the improvement of customer retention.”

Other Developments

After the quarter, the company appointed James LaLonde as President and CEO of CDC Software, Asia Pacific, its software unit within the chinadotcom group. LaLonde is principally responsible for growing the company’s sales and presence in the Asia Pacific region. Prior to chinadotcom, LaLonde was Vice President, Worldwide Sales, for Brocade Communications Systems, a provider of intelligent switches and related components for storage area networks (SANs) and was responsible for driving Brocade’s sales revenue and managing operations globally. Before Brocade, LaLonde was Managing Director, Asia Pacific Sales and Operations of Network Associates, a network security and management software company, where he had full P&L responsibility for Asia Pacific operations. LaLonde began his career in Asia by spending over 5 years in various senior sales and marketing positions with Microsoft Corporation in Japan. chinadotcom plans to leverage upon LaLonde’s experience to take full advantage of the fast growing software market in the Asia Pacific region, particularly in Japan and China.

Non-GAAP Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles (“GAAP”), the company uses non-GAAP financial measures for net income and other line items, which are adjusted from results based on GAAP. These non-GAAP measures are provided to enhance the user’s overall understanding of the company’s current financial performance and its prospects for the future.

In particular, the adjusted presentation may be useful for investors to assess the impact of recent acquisitions. Although the company continues to report US GAAP results to investors, the company believes the inclusion of non-GAAP financial measures provides further clarity in its financial reporting. These non-GAAP financial measures may be different from non-GAAP financial measures used by other companies, and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP measures. The non-GAAP financial measures included in this press release have been reconciled to the nearest GAAP measures.

Conference Call

chinadotcom will hold a conference call to review its third quarter 2004 results at 8:00 am EDT on Thursday, November 4, 2004 (9:00 pm on November 4, Hong Kong time). Investors can call:

USA and CANADA Toll Free Number:	+1-877-692-2592
US Toll Number:	+1-973-582-2700
UK Toll Free Number:	0800-0689199
AUSTRALIA Toll Free Number:	1800-003163
CHINA Toll Free Number:	10800-1300432
HONG KONG Toll Number:	800-903265

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The passcode is Q3 China and the call leader is Raymond Ch’ien. Alternatively the conference call can be heard via the Internet at:

http://www.talkpoint.com/viewer/starthere.asp?Pres=108050

For those unable to call in or listen to the live broadcast via the web, a replay will be available after the call at www.corp.china.com under INVESTOR RELATIONS or via Instant Replay by calling US Toll Number: 973-341-3080, US and CANADA Toll Free Number: 877-519-4471, or UK Toll Free Number: 08001693875. The passcode for the Instant Replay is 5283588.

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has approximately 2,000 employees with operations in over 14 countries.

For more information about chinadotcom corporation, please visit the website www.corp.china.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; (d) the effects of restructurings and rationalization of operations; (e) the potential negative reaction by customers or shareholders to reduced market capitalization; (f) the ability to recruit and retain qualified, experienced employees; (g) the ability to successfully partner with other companies; (h) the ability to acquire additional companies and technologies; (i) risks associated with the development and licensing of software generally, including potential delays in software development and technical difficulties that may be encountered in the development or use of software; (j) the ability to manage regulatory and litigation risks; and (k) to address technological changes and developments. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by chinadotcom corporation in its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Media Relations	Investor Relations
Jane Cheng, Associate Director, Public Relations	Craig Celek, VP Investor Relations
Tel: (852) 2961 2750	Tel: 1 (212) 661 2160
Fax: (852) 2571 0410	Fax: 1 (646) 827 2421
e-mail: jane.cheng@hk.china.com	e-mail: craig.celek@hk.china.com

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chinadotcom corporation
Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars, except per share data)

	Quarter Ended	Quarter Ended
	June 30,	September 30,
	2004	2004
	(unaudited)	(unaudited)
Revenues
Software and consulting services	34,717	38,291
Mobile services and applications	7,580	6,822
Advertising and marketing activities	2,791	3,019
Other income	60	123

	45,148	48,255

Cost of revenues
Software and consulting services	(16,185)	(18,813)
Mobile services and applications	(1,651)	(1,775)
Advertising and marketing activities	(1,119)	(1,168)
Other income	(54)	(66)

	(19,009)	(21,822)

Gross profit	26,139	26,433
Gross Margin %	58%	55%
Selling, general and administrative expenses	(21,058)	(22,696)
Research and development expenses	(4,549)	(3,934)
Depreciation and amortization expenses	(2,866)	(3,716)
Restructuring expenses	—	(3,083)

	(28,473)	(33,429)

Operating losses	(2,334)	(6,996)
Interest income	2,404	2,579
Interest expense	(492)	(650)
Gain on disposal of available-for-sale securities	47	—
Impairment of available-for-sale securities	(373)	(416)
Loss on disposal of subsidiaries and investments	(29)	(270)

Losses before income taxes	(777)	(5,753)
Income taxes benefits	752	685

Losses before minority interests	(25)	(5,068)
Minority interests in income of consolidated subsidiaries	(583)	(791)

Losses from continuing operations	(608)	(5,859)

Discontinued operations
Income from operations	—	45
Loss from disposals	(34)	(338)

Net losses	(642)	(6,152)

Basic losses per share	(0.0062)	(0.0581)

Diluted losses per share	(0.0062)	(0.0581)

Weighted average number of shares	104,252,061	105,890,819
Diluted number of shares	104,252,061	105,890,819
Reconciliation from GAAP results to non-GAAP results:
GAAP net losses	(642)	(6,152)
Add back revenue impact of deferred maintenance revenue write down related to the acquisition of subsidiaries	946	916
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	2,277	3,451
Add back stock compensation expenses related to the acquisition of subsidiaries	827	518
Settlement of litigation	1,613	—
Add back legal and professional expenses on proposed securities offerings	—	1,344
Add back restructuring charges	—	3,083
Add back deferred tax impact on purchased intangibles related to the acquisition of subsidiaries	(954)	(734)

Non-GAAP net income	4,067	2,426

Non-GAAP Basic earnings per share	0.0390	0.0229

Non-GAAP Diluted earnings per share	0.0380	0.0225

Non-GAAP Weighted average number of shares	104,252,061	105,890,819
Non-GAAP Diluted number of shares	107,115,957	107,884,619

chinadotcom corporation
Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars, except per share data)

	Quarter Ended	Quarter Ended
	September 30,	September 30,
	2003	2004
	(unaudited)	(unaudited)
Revenues
Software and consulting services	13,428	38,291
Mobile services and applications	5,942	6,822
Advertising and marketing activities	1,908	3,019
Other income	385	123

	21,663	48,255

Cost of revenues
Software and consulting services	(8,961)	(18,813)
Mobile services and applications	(543)	(1,775)
Advertising and marketing activities	(869)	(1,168)
Other income	(192)	(66)

	(10,565)	(21,822)

Gross profit	11,098	26,433
Gross Margin %	51%	55%
Selling, general and administrative expenses	(9,134)	(22,696)
Research and development expenses	—	(3,934)
Depreciation and amortization expenses	(665)	(3,716)
Restructuring expenses	—	(3,083)

	(9,799)	(33,429)

Operating income/(loss)	1,299	(6,996)
Interest income	3,226	2,579
Interest expense	(278)	(650)
Gain on disposal of available-for-sale securities	879	—
Impairment of available-for-sale securities	—	(416)
Gain/(loss) on disposal of subsidiaries and investments	350	(270)
Other non-operating gains	998	—
Share of income in equity investees	84	—

Income/(loss) before income taxes	6,558	(5,753)
Income taxes benefits	430	685

Income/(loss) before minority interests	6,988	(5,068)
Minority interests in income of consolidated subsidiaries	(1,014)	(791)

Income/(loss) from continuing operations	5,974	(5,859)

Discontinued operations
Income from operations	384	45
Loss from disposals	(268)	(338)

Net income/(loss)	6,090	(6,152)

Basic earnings/(losses) per share	0.0601	(0.0581)

Diluted earnings/(losses) per share	0.0575	(0.0581)

Weighted average number of shares	101,265,249	105,890,819
Diluted number of shares	105,901,663	105,890,819

chinadotcom corporation
Consolidated Balance Sheets
(Amounts in thousands of U.S. dollars)

	June 30,	September 30,
	2004	2004
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	93,023	77,914
Restricted cash	5,555	3,936
Accounts receivable	28,582	40,887
Deposits, prepayments and other receivables	12,631	11,688
Loan receivables	1,200	2,000
Available-for-sale debt securities	156,974	124,903
Restricted debt securities	30,620	65,144
Deferred tax assets	240	240

Total current assets	328,825	326,712
Loan receivables	25,000	25,000
Property and equipment, net	9,384	11,174
Goodwill	127,323	163,600
Intangible assets	64,508	104,543
Investment in equity investees	330	330
Investments under cost method	256	1,056
Available-for-sale debt securities	9,700	9,700
Restricted debt securities	11,880	11,005
Available-for-sale equity securities	464	572
Deferred tax assets	1,136	1,136
Other assets	4,865	5,149

Total assets	583,671	659,977

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	13,020	15,714
Other payables	4,121	5,745
Accrued liabilities	36,254	44,549
Short-term bank loans	26,152	51,786
Long-term bank loans, current portion	171	171
Deferred revenue	20,004	32,774
Income tax payable	873	825

Total current liabilities	100,595	151,564
Deferred tax liabilities	1,082	224
Long term debts, net of current portion	11,446	11,446
Accrued pension liability	1,748	1,563
Minority interests	46,829	48,039
Shareholders’ equity:
Share capital	26	28
Additional paid-in capital	644,120	673,186
Treasury stock	(4,067)	(4,067)
Accumulated deficits	(215,201)	(221,353)
Accumulated other comprehensive income	(2,907)	(653)

Total shareholders’ equity	421,971	447,141

Total liabilities and shareholders’ equity	583,671	659,977

Number of outstanding shares	104,696,654	110,676,274

chinadotcom corporation
Reconciliation of GAAP to non-GAAP Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars, except per share data)

	Quarter Ended June 30, 2004				Quarter Ended September 30, 2004
	GAAP			non-GAAP	GAAP			non-GAAP
	results			results	results			results
	(unaudited)	Adjustments		(unaudited)	(unaudited)	Adjustments		(unaudited)
Revenues
Software and consulting services	34,717	946	A	35,663	38,291	916	A	39,207
Mobile services and applications	7,580			7,580	6,822			6,822
Advertising and marketing activities	2,791			2,791	3,019			3,019
Other income	60			60	123			123

	45,148	946		46,094	48,255	916		49,171

Cost of revenues
Software and consulting services	(16,185)	617	B	(15,568)	(18,813)	1,054	B	(17,759)
Mobile services and applications	(1,651)			(1,651)	(1,775)			(1,775)
Advertising and marketing activities	(1,119)			(1,119)	(1,168)			(1,168)
Other income	(54)			(54)	(66)			(66)

	(19,009)	617		(18,392)	(21,822)	1,054		(20,768)

Gross profit	26,139	1,563		27,702	26,433	1,970		28,403
Gross Margin %	58%	165%		60%	55%	215%		58%
Selling, general and administrative expenses	(21,058)	2,440	C,D	(18,618)	(22,696)	1,862	C,F	(20,834)
Research and development expenses	(4,549)			(4,549)	(3,934)			(3,934)
Depreciation and amortization expenses	(2,866)	1,660	B	(1,206)	(3,716)	2,397	B	(1,319)
Restructuring expenses	—			—	(3,083)	3,083	E	—

	(28,473)	4,100		(24,373)	(33,429)	7,342		(26,087)

Operating income/(loss)	(2,334)	5,663		3,329	(6,996)	9,312		2,316
Interest income	2,404			2,404	2,579			2,579
Interest expense	(492)			(492)	(650)			(650)
Gain on disposal of available-for-sale securities	47			47	—			—
Impairment of available-for-sale securities	(373)			(373)	(416)			(416)
Loss on disposal of subsidiaries and investments	(29)			(29)	(270)			(270)

Income/(loss) before income taxes	(777)	5,663		4,886	(5,753)	9,312		3,559
Income taxes benefits/(expenses)	752	(954)	G	(202)	685	(734)G		(49)

Income/(loss) before minority interests	(25)	4,709		4,684	(5,068)	8,578		3,510
Minority interests in income of consolidated subsidiaries	(583)			(583)	(791)			(791)

Income/(loss) from continuing operations	(608)	4,709		4,101	(5,859)	8,578		2,719

Discontinued operations
Income from operations	—			—	45			45
Loss from disposal	(34)			(34)	(338)			(338)

Net income/(loss)	(642)	4,709		4,067	(6,152)	8,578		2,426

Basic earnings/(losses) per share	(0.0062)			0.0390	(0.0581)			0.0229

Diluted earnings/(losses) per share	(0.0062)			0.0380	(0.0581)			0.0225

Weighted average number of shares	104,252,061			104,252,061	105,890,819			105,890,819
Diluted number of shares	104,252,061			107,115,957	105,890,819			107,884,619

non-GAAP adjustments:

A)	Add back revenue impact of deferred maintenance revenue write down related to the acquisition of subsidiaries.

B)	Add back amortization of purchased intangibles related to the acquisition of subsidiaries.

C)	Add back stock compensation expenses related to the acquisition of subsidiaries of $827 for quarter ended June 30, 2004 and $518 for quarter ended June 30, 2004

D)	Settlement of litigation of $1,613 for the quarter ended June 30, 2004.

E)	Add back restructuring charges.

F)	Add back legal and professional expenses on proposed securities offerings of $1,344 for the quarter ended September 30, 2004.

G)	Add back deferred tax on purchased intangibles related to the acquisition of subsidiaries.